OMB APPROVAL

OMB Number: 3235-0116

Expires: March 31, 2003

Estimated average burden hours per response: 8

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form   40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:

Name: Dirk Lohmann Title: CEO

By:

Name: Christian Felderer Title: Group General Counsel

Date: September 23, 2002

Converium Reinsurance (North America) Inc., New York

New York, USA – September 20, 2002 – Converium Reinsurance (North America) Inc. today announced several management appointments and organizational changes.

Paul Braithwaite, who continues in his roles as Chief Actuary for the Company and Chief Underwriting Officer for accident and health business, has assumed chief underwriting responsibility for workers’ compensation business and the Company’s non-traditional reinsurance unit. Mr. Braithwaite has been with Converium North America and its predecessor companies since 1993. He is a Fellow of the Casualty Actuarial Society (CAS), where he has served on the board of directors, and is a member of the American Academy of Actuaries and the International Actuarial Association. Mr. Braithwaite holds a bachelor’s degree from Brown University and a master’s degree in business administration from New York University.

Gary Prestia, who continues as Senior Vice President and Chief Underwriting Officer for property, ocean marine and agribusiness, has assumed overall underwriting responsibility for general liability, casualty clash, automobile and Canadian business. His responsibilities also include the Company’s individual risk business (other than for excess and surplus lines and professional business). Mr. Prestia joined Converium in 1998. He holds a bachelor of business administration degree in Property/Casualty Insurance from The College of Insurance as well as Chartered Property Casualty Underwriter (CPCU) and Associate in Reinsurance (ARe) designations.

Matthew G. Fay, who continues as Senior Vice President and Chief Underwriting Officer for professional on both a treaty and individual risk basis, now also oversees excess and surplus lines on both a treaty and individual risk basis, as well as surety and umbrella business. Mr. Fay joined Converium in 2000. He holds a bachelor’s degree in mathematics from Binghamton University and is a Fellow of the Casualty Actuarial Society (CAS).

Brian E. Kensil will continue as Chief Financial Officer for Converium Reinsurance (North America), and will now also serve as President of the Company’s insurance subsidiary, Converium Insurance (North America) Inc. Mr. Kensil joined Converium in 1990. He holds a bachelor’s degree in accounting from the University of Illinois, and is a Certified Public Accountant.

Richard E. Smith, President and Chief Executive Officer, Converium Reinsurance (North America) said:

“These appointments recognize the contributions that these individuals have made to our organization. We believe the changes will bring new opportunities to our business segment and position us to build upon the successes we have achieved together.”

Headquartered in New York City, Converium Reinsurance (North America) Inc. is a lead market for property and casualty reinsurance in North America. The Company writes traditional and non-traditional treaty and individual risk reinsurance from New York and branch offices across the United States. Converium Reinsurance (North America) is a wholly-owned subsidiary of Converium Group.

Converium Group is an independent top ten reinsurance group. The Group was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. The IPO involved the placing of 40 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998.

Today the Group ranks among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an “A+” (strong) rating from Standard & Poor’s and “A” (excellent) rating by AM Best Company. Converium’s September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Enquiries:

Michael Schiendorfer Media Relations Manager		Zuzana Drozd Head of Investor Relations

michael.schiendorfer@converium.com		zuzana.drozd@converium.com

Phone:	+41 (0) 1 639 96 57	Phone:	+41 (0) 1 639 91 20
Mobile:	+41 (0) 79 307 70 50	Fax:	+41 (0) 1 639 71 20
Fax:	+41 (0) 1 639 76 57

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forwardlooking statements, whether as a result of new information, future events or otherwise.